51-102F3

Material Change Report

Item 1.	Name and Address of Company

37 Capital Inc. (the “Company”)
Suite 575 – 510 Burrard Street
Vancouver, BC V6C 3A8

Item 2.	Date of Material Change

August 9, 2024

Item 3.	News Release

The news release of the Company dated August 9, 2024 was filed via SEDAR, and disseminated through Stockwatch and Bay Street News (Market News Publishing).

Item 4.	Summary of Material Changes

Mr. Bedo H. Kalpakian resigned as a director of the Company, effective August 7, 2024, and Mathieu McDonald of Vancouver, BC, has been appointed to the Board, effective August 9, 2024.

Item 5.	Full Description of Material Change

Please see the News Release of the Company dated August 9, 2024, attached hereto as Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7.	Omitted Information

None

Item 8.	Executive Officer

Mr. Jake H. Kalpakian, President, (604) 681-0204 ext. 6105

Item 9.	Date of Report

August 19, 2024

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SCHEDULE “A”

NEWS RELEASE

Symbols: JJJ - CSE

HHHEF – OTC Pink

37 Capital Announces Director Resignation and New Appointment

VANCOUVER, BRITISH COLUMBIA. August 9, 2024. 37 Capital Inc. (the “Company” or “37 Capital”) announces that Mr. Bedo H. Kalpakian has resigned as a director of the Company, effective August 7, 2024. The Company is also pleased to announce the appointment of Mr. Mathieu McDonald to the Board of Directors.

37 Capital would like to thank Mr. Kalpakian for his service on the Board and the Audit Committee, and wishes him all the very best in his future endeavors.

For more information on the Company, you may contact us at (604) 681-0204, or visit the Company’s website at www.37capitalinc.com, or the CSE’s website by using the following direct link: http://thecse.com/en/listings/mining/37-capital-inc.

On Behalf of the Board of 37 Capital Inc.,

“Jake H. Kalpakian”

____________________

Jake H. Kalpakian,

President and CEO

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.

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